January 27, 2015

Mr. John Reynolds

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Li3 Energy, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 26, 2014

File No. 000-54303

Dear Mr. Reynolds:

Li3 Energy, Inc. (the “Company,” “we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 21, 2015, regarding the Form 10-K for the year ended June 30, 2014 filed by the Company on September 26, 2014 (the “Form 10-K”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. We respectfully submit that our current Form 10-K disclosure is correct and complete in all material respects and need not be amended. However, we would propose to amend our future filings, including our upcoming Form 10-K for the year ended June 30, 2015, in accordance with our responses set forth below.

Maricunga Project page 7

1.	Pursuant to the instructions to paragraph (b) (5) of Industry Guide 7 only proven or probable reserves and estimates of such reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove the average concentrations of your resources from your resource report. You may wish to consider disclosing specific sample results in your filing.

Response: We acknowledge the Staff's comment and will remove the table setting forth the average concentrations of resources from our future filings.

2.	We note your references to 43-101 reports and compliant measured resource reports throughout your filing. Please tell us if these reports are filed in Canada for review by the Canadian authorities and, if not, clarify this throughout your filing.

Response: We hereby advise the Staff that we have not filed the NI 43-101 Compliant Measured Resource Report in Canada as we are not registered in Canada. In our future filings, we propose to clarify this by adding the following disclosure:

While the NI 43-101 Report was prepared in conformance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the associated Companion Policy 43-101CP and Form 43-101F1 of the Canadian Securities Administrators (modified June 24, 2011) and the associated Best Practice Guidelines for Industrial Minerals and Mineral Processing as issued by the Canadian Institute of Mining and Metallurgy, it has not been filed in Canada for review by the Canadian authorities.

John Reynolds United States Securities and Exchange Commission January 27, 2015 Page 2

3.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power for your property and a description of any infrastructure located on your property.

Response: Paragraph (b) of Industry Guide 7 (“Paragraph (b)”) requires that we provide certain specified information regarding our material properties. In response to the Staff’s comment, we address below each of the items required by Paragraph (b):

a)	The location and means of access to the property.

We have disclosed this information in the section entitled “Location” on page 7 of the Form10-K.

b)	A brief description of the title, claim, lease or option under which the registrant and its subsidiaries have or will have the right to hold or operate the property, indicating any conditions which the registrant must meet in order to obtain or retain the property. If held by leases or options, the expiration dates of such leases or options should be stated. Appropriate maps maybe used to portray the locations of significant properties;

We have disclosed in the section entitled “Location” on page 7 of the Form 10-K that the concessions are all owned by Minera Li (Minera Li owns 60% of SLM Litio 1-6 and 100% of the Cocina Mining Concessions). This section also states that we hold a 49% interest in Minera Li and includes maps showing the locations of the properties in relation to each other.

c)	A brief history of previous operations, including the names of previous operators, insofar as known;

There have been no previous operations on our properties.

John Reynolds United States Securities and Exchange Commission January 27, 2015 Page 3

d)	(i) A brief description of the present condition of the property, the work completed by the registrant on the property, the registrant’s proposed program of exploration and development, and the current state of exploration and/or development of the property. Mines should be identified as either open-pit or underground. If the property is without known reserves and the proposed program is exploratory in nature, a statement to that effect shall be made;

We hereby advise the Staff that the activities performed on SLM Litio 1-6 during the fiscal year ended June 30, 2014 were minimal as we continued to seek a permit for the extraction of lithium, as disclosed in the section entitled “SLM Litio 1-6” on page 9 of the Form10-K. We also advise the Staff that no work has been completed on the Cocina Mining Concessions. Works performed in prior years have been disclosed in our previous filings. In our future filings, we propose to add the following disclosure relating to work undertaken for the completion of Phase One of the Exploration and Development Program in December 2011:

“In December 2011, we completed on schedule, the $8 million Phase One of our Exploration and Development Program established in August 2011 on our SLM Litio 1-6 concessions. We reported the initial results from brine samples taken during the sonic and reverse circulation well drilling program initiated in October 2011. The drilling contractors used by us are leading Sonic Drilling Contractors and leading Reverse Circulation Well Drilling Contractors. We carried out sonic drilling for the collection of undisturbed samples from continuous core for porosity determinations and brine samples for laboratory chemical analyses. Six sonic boreholes for a total of 900 meters were drilled and completed to a depth of 150 meters each. We carried out reverse circulation well drilling with isolated brine sampling. A total of 884 meters of 6-inch monitoring wells were drilled and a total of 300 meters of 17 inch production wells were drilled. A total of 431 samples were taken during the drilling and were submitted to the University of Antofagasta in Antofagasta, Chile for analysis.”

The project is described in the section entitled “Corporate Summary” on page 4 of the Form10-K as an exploration stage project. The proposed program of exploration has been disclosed in the section entitled “Short Term Goals for the Maricunga Project” on page 9 of the Form 10-K. In our future filings, we propose to clarify this by adding the following disclosure:

“The Board of Directors of Minera Li consists of four representatives from BBL and three representatives from Li3. The Minera Li Board has formed an Operations and Finance Committee which will oversee the technical work required to continue the program of exploration on the Maricunga Project along with the financial aspects of Minera Li.”

(ii) The age, details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. Further, the total cost for each property and its associated plant and equipment should be stated. The source of power utilized with respect to each property should also be disclosed.

There is no material plant and equipment located on the properties. The total cost for each property has been disclosed in the section entitled “SLM Litio 1-6” on page 8 and “The Cocina Mining Concessions” on page 9 of the Form 10-K. To clarify the source of power, we propose adding the following disclosure in future filings:

“As the properties are both undeveloped, at this stage there is no source of power or material plant and equipment located on the properties. Local infrastructure at the Salar de Maricunga includes National Highway 31 and an electrical power line running parallel to the highway.”

John Reynolds United States Securities and Exchange Commission January 27, 2015 Page 4

e)	A brief description of the rock formations and mineralization of existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known. If proven (measured) or probable (indicated) reserves have been established, state (i) the estimated tonnages and grades (or quality, where appropriate) of such classes of reserves, and (ii) the name of the person making the estimates and the nature of his relationship to the registrant.

The salar in which the properties are located has been disclosed as an “intermediate type salar of the Na-Cl-Ca/SO4 system” in the section entitled “Location” on page 7 of the Form 10-K. No proven or probable reserves have been established.

(6)	If technical terms relating to geology, mining or related matters whose definition cannot readily be found in conventional dictionaries (as opposed to technical dictionaries or glossaries) are used, an appropriate glossary should be included in this report.

We do not use such terms in the Form 10-K.

(7)	Detailed geographic maps and reports, feasibility studies and other highly technical data should not be included in the report but should be, to the degree appropriate and necessary for the Commission’s understanding of the registrant’s presentation of business and property matters, furnished as supplemental information.

We do not include such information in the Form 10-K.

4.	Please provide a brief overview of the exploration work that has been performed on your SLM Litio 1-6 and Cocina Mining concessions pursuant to paragraph (b) (4) of Industry Guide 7.

Response: In response to the Staff’s comment, we propose adding the additional disclosures set forth in response 3(d) above in our future filings.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the undersigned at luis.saenz@li3energy.com, or on +56 2 2896 9100.

Yours sincerely,

/s/ Luis Saenz

Luis Saenz

CEO